UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
T.M.S. Enterprises, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Texas

      Date of organization
      December 1, 2003

Physical address of issuer
5150 Broadway, #493, San Antonio, TX 78209

Current number of employees
_____

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$32,010.23	$83,767.00
Cash & Cash Equivalents	$19,371.39	$11,327.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$67,600.40	$96,129.00
Long-term Debt	$9,290.88	$0.00
Revenues/Sales	$319,962.72	$238,758.00
Cost of Goods Sold	$30,990.31	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$81,500.51	$-45,144.00

April 29, 2025

FORM C-AR

T.M.S. Enterprises, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by T.M.S. Enterprises, Inc. , a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://shalemag.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

T.M.S. Enterprises, Inc. (the "Company") is a Texas Corporation, formed on December 1, 2003.

The Company is located at 5150 Broadway, #493, San Antonio, TX 78209.

The Company's website is https://shalemag.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock

The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition,
cash flow and results of operations.

Our management may not be able to control costs in an effective or timely manner. The Company's. management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT. BUSINESS

Description of the Business

Business Plan

Energy Network Media Group ("EN Media Group") was originally formed on December 1, 2003, as T.M.S Enterprises Inc. in the state of Texas. The Company's headquarters are located in San Antonio, Texas. EN Media Group is a publication that showcases the dynamic impact of the energy industry. The mission of EN Media Group is to further the general understanding of how the energy industry contributes to the economic well-being of Texas and the United States as a whole. EN Media Group is dedicated to reporting energy
news truthfully and responsibly. Our writers include energy industry experts and executives. Through our subsidiary company, and nationally syndicated radio show, In the Oil Patch, we interview industry leaders to provide up-to-date information to our listeners. Covering current events, policy, and the future of energy, our purpose is to help inform and educate the general public with relevant information they can use to be a powerful voice for change in the energy transition. EN Media Group's customers include industry leaders and businesses, service workers, entrepreneurs, and the public at large. Presently, the majority of our readers are those with a background in the oil and gas industry. However, with the upcoming energy transition, we expect a dynamic shift in our demographics. As EN Media Group expands its coverage, we are beginning to see an introduction of the general public

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Toi (Kym) Bolando

All positions and offices held with the Company and date such position(s) was held with start and ending dates

12/01/2003 - Present
T.M.S. Enterprises, Inc.
CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2015 - Present
In the Oil Patch Radio Show Radio Talk Show
Host

03/01/2013 - Present
Shale Oil & Gas Business Magazine
Publisher
\
Name

Melanie Sukolic

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/01/2021 - Present
T.M.S. Enterprises, Inc.
Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

04/01/2013 - Present
ShutterCraft Design Company
Company Owner

01/01/2008 - 01/01/2022
Katy Plantations Handcrafted Shutters
Company Owner

Name

Melissa Freseihahn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/01/2023 - Present
T.M.S. Enterprises, Inc.
Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2011 – Present
Alamo Counseling LLC
Licensed Professional Counselor

Name

Lauren Westwood

All positions and offices held with the Company and date such position(s) was held with start and ending dates

12/01/2003 - Present
T.M.S. Enterprises, Inc.
Vice President

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Toi (Kym) Bolando

All positions and offices held with the Company and date such position(s) was held with start and ending dates

12/01/2003 - Present
T.M.S. Enterprises, Inc.
CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2015 - Present
In the Oil Patch Radio Show Radio Talk Show
Host

03/01/2013 - Present
Shale Oil & Gas Business Magazine
Publisher

Name

Melanie Sukolic

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/01/2021 - Present
T.M.S. Enterprises, Inc.
Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

04/01/2013 - Present
ShutterCraft Design Company
Company Owner

01/01/2008 - 01/01/2022
Katy Plantations Handcrafted Shutters
Company Owner

Name

Melissa Freseihahn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/01/2023 - Present
T.M.S. Enterprises, Inc.
Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

01/01/2011 - Present
Alamo Counseling LLC
Licensed Professional Counselor

Name

Lauren Westwood

All positions and offices held with the Company and date such position(s) was held with start and ending dates

12/01/2003 - Present
T.M.S. Enterprises, Inc.
Vice President

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has _____ employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	Yes.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding.
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	0
Voting Rights	No.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	1,000
Voting Rights	Yes.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	SBA EIDL
Amount outstanding	$28,000.00
Interest rate and payment schedule	3/8%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Payable On Demand

The total amount of outstanding debt of the company is $28,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$12,850.00	Intermediary Fees, Creation of Editorial Board, Hiring Team of Digital Experts, Marketing, Merchandising, Events	January 4, 2024	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Toi (Kym) Bolando	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On January 4, 2024 the Company conducted an offering pursuant to Regulation CF and raised $12,850.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Toi (Kym) Bolando
_____
(Signature)

Toi (Kym) Bolando
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Tomo Technologies, Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-688,573.27
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-385,432.00
Amazon Reserve	-3,824.00
Inventory Asset	891,192.28
Prepaid Expenses	0.06
Target Clearing	0.00
Walmart Clearing	0.00
Accumulated Depreciation	9,756.24
Accounts Payable	725,904.82
BREX Card	-1,947.74
Customer Deposits	72,366.90
Deferred Revenue	0.00
Sales Taxes Payable	-716.64
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,307,299.92**
Net cash provided by operating activities	**$618,726.65**
INVESTING ACTIVITIES	
Due to Tomo Technologies	-131,347.92
Net cash provided by investing activities	**$ -131,347.92**
FINANCING ACTIVITIES	
Amazon Loan- Lendistry	-59,032.73
Convertible Note	202.74
Legacy Loan	-505,000.00
SBA Loan x9102	-7,724.98
SBA Loan-11222021	-1,109.00
SBL Holdings, LLC	-22,579.98
Walmart Program Loan	-525,000.00
SAFEs	429,320.00
Net cash provided by financing activities	**$ -690,923.95**
NET CASH INCREASE FOR PERIOD	**$ -203,545.22**
Cash at beginning of period	295,351.89
CASH AT END OF PERIOD	**$91,806.67**

Name: Joseph Blanch
Title: CEO
Date: 4/10/2025

Profit and Loss

Tomo Technologies, Inc.
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts/Refunds Given	-359,026.06
Revenue - Amazon	4,805,759.71
Revenue - Faire Wholesale	174,343.73
Revenue - International Distributors	543,176.96
Revenue - QVC	1,136.25
Revenue - Sams.com	151,112.14
Revenue - Shopify	154,946.79
Revenue - Target	274,998.54
Revenue - Walmart	1,868,879.71
Revenue - Williams Sonoma	6,038.21
Sales of Product Income	
Total for Income	**$7,621,365.98**
Cost of Goods Sold	
Channel Fees - Amazon	1,562,319.23
Channel Fees - Faire	2,261.92
Channel Fees - Sams.com	83,044.71
Channel Fees - Target	52,909.77
Channel Fees - Walmart	269,499.05
COGS - Target	151,731.50
COGS - Walmart	1,171,822.56
Cost of Goods Sold	5,337.24
Packaging	75,899.12
Product COGS	2,145,902.80
Shipping/Fulfillment	125,873.13
Warehouse Rent	106,939.00
Total for Cost of Goods Sold	**$5,753,540.03**
Gross Profit	**$1,867,825.95**
Expenses	
G&A	0
Advertising & Marketing	0
Advertising	59,587.18
Amazon Advertising	675,623.94
Legacy Commission	109,622.62
Marketing	91,423.42
Total for Advertising & Marketing	**$936,257.16**
Bank Charges	301.12
Dues and Subscriptions	577.42
Influencers	975.00
Insurance	4,035.72

Profit and Loss

Tomo Technologies, Inc.
January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Legal & Professional Services	179,478.25
Travel	60,787.09
Wefunder Fees	22,723.08
Total for G&A	**$1,205,134.84**
Meals & Entertainment	0
Meals - 50%	10,859.17
Total for Meals & Entertainment	**$10,859.17**
Office	0
Office Expenses & Software	71,214.21
Office Supplies	20,379.26
Total for Office	**$91,593.47**
Payroll Expenses	0
Contract Labor	513,746.81
Employee Benefits	28,475.49
Payroll Processing Fee	4,404.00
Payroll Tax Expense	29,397.28
Salaries and Wages	358,492.12
Total for Payroll Expenses	**$934,515.70**
R&D	0
Product Research	148,683.65
Total for R&D	**$148,683.65**
Taxes & Licenses	0
Business Licenses	6,907.97
Total for Taxes & Licenses	**$6,907.97**
Warehousing and Other Selling	92.65
Total for Expenses	**$2,397,787.45**
Net Operating Income	**-$529,961.50**
Other Income	
Interest Income	7,404.01
Total for Other Income	**$7,404.01**
Other Expenses	
Depreciation	9,756.24
Interest Expense	0
Amazon Interest Expense	19,609.15
Convertible Note Interest Expense	202.74
Legacy Loan Interest Expense	60,000.00
SBA-11222021 Interest Expense	8,107.00
SBA x9102 Interest Expense	19,420.63
SBL Holding Loan Interest Expense	18,920.02

DISTRIBUTION ACCOUNT	TOTAL
Walmart Program Loan Interest Expense	30,000.00
Total for Interest Expense	**$156,259.54**
Total for Other Expenses	**$166,015.78**
Net Other Income	**-$158,611.77**
Net Income	**-$688,573.27**

Name: Joseph Blanch
Title: CEO
Date: 4/10/2025

Balance Sheet

Tomo Technologies, Inc.
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BREX Cash	86,913.69
Brex Manufacturing COGS	1.30
Chase Checking 3133	4,890.64
Chase Savings 1350	1.02
PayPal Bank	0.02
Total for Bank Accounts	**$91,806.67**
Accounts Receivable	
Accounts Receivable	385,432.00
Total for Accounts Receivable	**$385,432.00**
Other Current Assets	
Amazon Reserve	53,420.19
Inventory Asset	516,590.72
Prepaid Expenses	-0.06
Stockholder's Receivable	35,700.31
Target Clearing	
Undeposited Funds	
Walmart Clearing	
Total for Other Current Assets	**$605,711.16**
Total for Current Assets	**$1,082,949.83**
Fixed Assets	
Accumulated Depreciation	-420,201.35
Fixed Asset Other Tools Equipment	24,900.00
Manufacturing Molds	358,910.00
Original cost	65,660.00
Total for Fixed Assets	**$29,268.65**
Other Assets	
Due to Tomo Technologies	131,347.92
Total for Other Assets	**$131,347.92**
Total for Assets	**$1,243,566.40**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	725,904.82
Total for Accounts Payable	**$725,904.82**
Credit Cards	
BREX Card	4,824.44

Balance Sheet

Tomo Technologies, Inc.
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Total for Credit Cards	**$4,824.44**
Other Current Liabilities	
Amazon Loan 156234671	
Amazon Loan 175418598	
Customer Deposits	72,366.90
Deferred Expenses	
Deferred Revenue	
Due from Employees	
Joseph Term Loan	
Loan from Westin	
Other ST Liability	
Payroll Taxes Payable	
Sales Taxes Payable	1,687.40
SBL Note Jan20	
Wages Payable	
Westin Term Loan	
Total for Other Current Liabilities	**$74,054.30**
Total for Current Liabilities	**$804,783.56**
Long-term Liabilities	
Amazon Loan- Lendistry	136,377.54
Convertible Note	6,387.40
Joseph Blanch Short Term Loan	
Kabbage Loan	
Legacy Loan	
Notes Payable	
PPP Loan	
Sam's Club Program Loan	
SBA Loan-11222021	214,382.00
SBA Loan x9102	142,275.02
SBL Holdings, LLC	127,420.02
SBL Note Jul19	
SBL Term Loan	
Walmart Program Loan	
Total for Long-term Liabilities	**$626,841.98**
Total for Liabilities	**$1,431,625.54**
Equity	
Retained Earnings	-1,085,461.95
Net Income	-688,573.27
Common Stock	
Paid-In Capital	60,555.34

Balance Sheet

Tomo Technologies, Inc.
As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
SAFEs	1,525,420.74
Total for Equity	**-$188,059.14**
Total for Liabilities and Equity	**$1,243,566.40**

Name: Joseph Blanch
Title: CEO
Date: 4/10/2025

Tomo Technologies, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-578,525.61
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amazon Reserve	-49,596.19
Inventory Asset	-799,845.50
Accumulated Depreciation	204,885.11
BREX Card	-9,995.15
Amazon Loan 156234671	-76,364.98
Amazon Loan 175418598	0.00
Sales Taxes Payable	-649.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-731,565.86**
Net cash provided by operating activities	**$ -1,310,091.47**
INVESTING ACTIVITIES	
Manufacturing Molds	-243,910.00
Net cash provided by investing activities	**$ -243,910.00**
FINANCING ACTIVITIES	
Amazon Loan- Lendistry	195,410.27
Convertible Note	1,184.66
Kabbage Loan	-17,027.47
Legacy Loan	505,000.00
SBA Loan x9102	150,000.00
SBA Loan-11222021	7,919.00
Walmart Program Loan	525,000.00
Paid-In Capital	4,555.34
SAFEs	340,000.00
Net cash provided by financing activities	**$1,712,041.80**
NET CASH INCREASE FOR PERIOD	**$158,040.33**
Cash at beginning of period	137,311.56
CASH AT END OF PERIOD	**$295,351.89**

Name: Joseph Blanch
Title: CEO
Date: 4/10/2025

Profit and Loss

Tomo Technologies, Inc.
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Discounts/Refunds Given	-63,410.44
Revenue - Sams.com	570,963.52
Sales of Product Income	3,803,729.53
Total for Income	**$4,311,282.61**
Cost of Goods Sold	
Channel Fees - Amazon	1,354,147.37
Packaging	11,814.37
Product COGS	1,451,841.48
Shipping/Fulfillment	286,003.97
Warehouse Rent	94,880.18
Total for Cost of Goods Sold	**$3,198,687.37**
Gross Profit	**$1,112,595.24**
Expenses	
G&A	0
Advertising & Marketing	181,100.47
Bank Charges	3,780.76
Dues and Subscriptions	1,594.42
Gift	1,052.55
Insurance	2,986.23
Legal & Professional Services	94,298.63
Travel	70,061.18
Total for G&A	**$354,874.24**
Meals & Entertainment	0
Meals - 50%	6,532.30
Total for Meals & Entertainment	**$6,532.30**
Office	0
Office Expenses & Software	55,676.03
Office Supplies	19,398.23
Total for Office	**$75,074.26**
Payroll Expenses	0
Contract Labor	635,032.64
Employee Benefits	3,873.94
Employee Training	1,848.00
Payroll Processing Fee	1,563.00
Payroll Tax Expense	16,488.94
Salaries and Wages	198,350.20
Total for Payroll Expenses	**$857,156.72**

Profit and Loss

Tomo Technologies, Inc.
January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
R&D	0
Product Research	123,555.00
Total for R&D	**$123,555.00**
Taxes & Licenses	0
Business Licenses	1,137.00
Federal Income Taxes	902.18
Total for Taxes & Licenses	**$2,039.18**
Total for Expenses	**$1,419,231.70**
Net Operating Income	**-$306,636.46**
Other Income	
Interest Income	5,410.66
Total for Other Income	**$5,410.66**
Other Expenses	
Depreciation	204,885.11
Interest Expense	$35,739.99
Amazon Interest Expense	11,843.36
Kabbage Interest	-1,087.65
SBA-11222021 Interest Expense	7,919.00
SBL Holding Loan Interest Expense	18,000.00
Total for Interest Expense	**$72,414.70**
Total for Other Expenses	**$277,299.81**
Net Other Income	**-$271,889.15**
Net Income	**-$578,525.61**

Name: Joseph Blanch
Title: CEO
Date: 4/10/2025

Balance Sheet

Tomo Technologies, Inc.
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BREX Cash	293,364.39
Brex Manufacturing COGS	1.23
Chase Checking 3133	1,985.25
Chase Savings 1350	1.02
PayPal Bank	
Total for Bank Accounts	**$295,351.89**
Accounts Receivable	
Other Current Assets	
Amazon Reserve	49,596.19
Inventory Asset	1,407,783.00
Prepaid Expenses	
Stockholder's Receivable	35,700.31
Undeposited Funds	
Total for Other Current Assets	**$1,493,079.50**
Total for Current Assets	**$1,788,431.39**
Fixed Assets	
Accumulated Depreciation	-410,445.11
Fixed Asset Other Tools Equipment	24,900.00
Manufacturing Molds	358,910.00
Original cost	65,660.00
Total for Fixed Assets	**$39,024.89**
Other Assets	
Due to Tomo Technologies	
Total for Other Assets	**0**
Total for Assets	**$1,827,456.28**

Balance Sheet

Tomo Technologies, Inc.
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	
Total for Accounts Payable	**0**
Credit Cards	
BREX Card	6,772.18
Total for Credit Cards	**$6,772.18**
Other Current Liabilities	
Amazon Loan 156234671	
Amazon Loan 175418598	
Deferred Expenses	
Due from Employees	
Joseph Term Loan	
Loan from Westin	
Other ST Liability	
Payroll Taxes Payable	
Sales Taxes Payable	2,404.04
SBL Note Jan20	
Wages Payable	
Westin Term Loan	
Total for Other Current Liabilities	**$2,404.04**
Total for Current Liabilities	**$9,176.22**
Long-term Liabilities	
Amazon Loan- Lendistry	195,410.27
Convertible Note	6,184.66
Joseph Blanch Short Term Loan	
Kabbage Loan	
Legacy Loan	505,000.00
Notes Payable	
PPP Loan	
Sam's Club Program Loan	
SBA Loan-11222021	215,491.00
SBA Loan x9102	150,000.00
SBL Holdings, LLC	150,000.00
SBL Note Jul19	
SBL Term Loan	
Walmart Program Loan	525,000.00
Total for Long-term Liabilities	**$1,747,085.93**
Total for Liabilities	**$1,756,262.15**

Balance Sheet

Tomo Technologies, Inc.
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Retained Earnings	-506,936.34
Net Income	-578,525.61
Common Stock	
Paid-In Capital	60,555.34
SAFEs	1,096,100.74
Total for Equity	**$71,194.13**
Total for Liabilities and Equity	**$1,827,456.28**

Name: Joseph Blanch
Title: CEO
Date: 4/10/2025